DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Sidney Burke Sidney.Burke@dlapiper.com T 212.335.4509

October 29, 2020

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Judiciary Plaza Washington, D.C. 20549 Attention: Mara Ransom

Re:	ARKO Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 16, 2020
File No. 333-248711

Dear Ms. Ransom:

This letter is submitted on behalf of ARKO Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on October 16, 2020 (the “Registration Statement”), as set forth in your letter dated October 26, 2020, addressed to Christopher Bradley, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form S-4 filed October 16, 2020

Business Combination

The Background of the Business Combination, page 107

1.	Refer to prior comment 8. We re-issue this comment in part to seek disclosure about the final amount negotiated.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 110 of Amendment No. 2 as requested. In addition, the Company respectfully directs the Staff’s attention to pages 32, 81, 122 and 239 of Amendment No. 2 for disclosure regarding Arko’s permitted closing cash surplus payment to its shareholders.

United States Securities and Exchange Commission

October 29, 2020

Index to Financial Information, page F-1

2.

It appears the acquisition of Empire Petroleum (“Empire”) by GPM, a subsidiary of Arko Holdings (“Arko”) which is the entity responsible for operating Arko’s business, is a condition of the merger between Haymaker and Arko. This acquisition was consummated in October, 2020. You further disclose acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel, materially increased GPM’s footprint, significantly enhanced GPM’s retail/wholesale strategy and more than doubled GPM’s number of locations (per the table on page 21). Please explain to us your analysis in regard to including in this filing the financial statements of Empire and the effect of GPM’s acquisition of Empire in the pro forma financial information.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on October 6, 2020, GPM consummated the acquisition of the Empire business. Accordingly, the Company evaluated the significance of the Empire acquisition pursuant to Rule 3-05 of Regulation S-X (“Rule 3-05”). A summary of the Asset Test, Investment Test, and Income test, is set forth below:

$ in thousands	Arko[1]	Empire[1]
Assets	$1,847,365	$381,115
Pre-tax Income/Loss[2]	$37,372	$4,977
Purchase Price[3]	n/a	$373,000

[1]	All financial information set forth in the above table is based on audited results of Arko and Empire for the year ended December 31, 2019, as both companies share December 31 year-ends.
[2]

Determined based on the absolute values of the net losses from continuing operations before income taxes exclusive of amounts attributable to any non-controlling interests for Arko and Empire, respectively.

[3]

The Purchase Price for the Empire acquisition is estimated to be $373 million, consisting of $353 million of cash paid on October 6, 2020 plus $20 million of cash to be paid in five equal installments over five years, respectively. The Company acknowledges post-closing payments could result in additional cash payments up to $45 million (the “Contingent Consideration”). At this time, the Company has not evaluated the acquisition date fair value of the Contingent Consideration (pursuant to Accounting Standards Codification 805 – Business Combinations (“ASC 805”)). For illustrative purposes, if the acquisition date fair value of the Contingent Consideration was $45 million, the Investment Test would increase from 20.2% to 22.6%, respectively.

United States Securities and Exchange Commission

October 29, 2020

Asset Test	20.6%
Investment Test	20.2%
Income Test	13.3%

Based on the results of the Company’s application of Rule 3-05, and the Division of Corporate Finance Financial Reporting Manual (the “FRM”) Section 2040.1 (“FRM 2040.1”), the Company believes it is not required to include the financial statements of Empire, and the resulting pro forma financial impact, for any acquisition that is not 50% significant unless the registration statement is declared effective 75 days or more after the acquisition is consummated4.

Assuming the Company’s Registration Statement is declared effective within the 75 day period after October 6, 2020, pursuant to FRM 12220.1 (b)5, the Company will include the requisite historical financial statements of Arko, Empire, and the impact of the Empire acquisition on the pro forma financial statements, in a Form 8-K to be filed within four business days of the consummation of the business combination between Arko and Haymaker Acquisition Corp. II (“Haymaker”), which is anticipated to be filed with the Commission in December 2020.

In addition to the foregoing financial analysis, the Company does not believe that the inclusion of Empire’s financial statements and the effect of the Empire acquisition on the pro forma financial information in the Registration Statement will provide Haymaker’s stockholders and potential investors in the Company with meaningful additional disclosure on a qualitative basis. In this regard, the Company notes that the Empire acquisition will not result in a material change to GPM’s operations as the majority of the sites acquired from Empire are operated by third-party dealers and not by Empire. In addition, while the Empire acquisition does add significant scale to GPM’s wholesale fuel channel, the expansion of GPM’s existing wholesale line of business is not an

[4]

FRM 2040.1 states: “If less than or equal to 50% significant, financial statements of a recent or probable acquisition need not be included unless the registration statement (or post-effective amendment) is declared effective (or proxy statement is mailed) 75 days or more after the acquisition is consummated. Refer to Section 2015, “Measuring Significance – Basics [S-X 1-02(w)],” and Sections 2020 and 2025, “Implementation Points” for tests of significance. This rule does not apply to “blank check” issuers.” As Rule 3-05 is tested based on the significance of the Empire acquisition to Arko, and not Haymaker, the exclusion from the rule of “blank check” issuers is not applicable to the Company.

[5]

FRM 12220.1(b) states: “For transactions between a shell company and a private operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition. The Form 8-K must include for the private operating company all content required by a Form 10 initial registration statement. The financial statement periods required in the Form 8-K are based on the earlier of the filing date of the 8-K or the due date of the 8-K reporting the transaction. (Last updated: 3/31/2009).”

United States Securities and Exchange Commission

October 29, 2020

addition of a new line of business. As disclosed in the Registration Statement, GPM is an acquisition-focused company which has completed, and integrated, the operations of a number of acquisitions over the last several years. Although GPM is entering into new states and has increased its footprint as a result of the Empire acquisition, GPM was already operating in many states before the Empire acquisition and has increased its footprint consistently over the past number of years through its acquisition strategy. The Company further notes that the GPM acquisition was included as a condition to the closing of the business combination between Haymaker and Arko because the Empire acquisition was pending at the time of the negotiation and execution of the Business Combination Agreement and was expected to be part of the portfolio of GPM at consummation of the Business Combination.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission

October 29, 2020

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4509 or Stephen P. Alicanti at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Sidney Burke

Sidney Burke

Partner

cc:	Christopher Bradley, ARKO Corp.

Stephen P. Alicanti, DLA Piper LLP (US)

Alan I. Annex, Greenberg Traurig, LLP

Joseph A. Herz, Greenberg Traurig, LLP